EXHIBIT 12.01

HARTFORD LIFE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2004	2003	2002	2001	2000

Earnings	$1,510	$949	$567	$765	$788
Add:
Fixed charges
Interest expense	97	117	112	104	66
Interest factor attributable to rentals	10	11	10	11	12

Total fixed charges	107	128	122	115	78
Interest credited to contractholders	2,481	1,120	1,048	1,050	964

Total fixed charges including interest credited to contractholders	2,588	1,248	1,170	1,165	1,042

Earnings, as defined	1,617	1,077	689	880	866

Earnings, as defined, including interest credited to contractholders	4,098	2,197	1,737	1,930	1,830

Ratios
Earnings, as defined, to total fixed charges	15.1	8.4	5.6	7.7	11.1

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.6	1.7	1.5	1.7	1.8